================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 86

                               -----------------

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 May 29, 2014
            (Date of Event which Requires Filing of this Statement)

                               -----------------

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

================================================================================

 CUSIP NO. 38141G 10 4               13D

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.

-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons1
         As to a group consisting of persons other than Covered Persons
         (a)  [X]    (b)  [X]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)

-------------------------------------------------------------------------------
 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

         [_]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER: 0

                ---------------------------------------------------------------
NUMBER OF        8.   SHARED VOTING POWER (See Item 6) (Applies to each
SHARES                person listed on Appendix A.)
BENEFICIALLY          23,044,211 Voting Shares2 held by Covered Persons
OWNED BY              10,245 Shared Ownership Shares held by Covered Persons3
EACH                  18,142,295 Sixty Day Shares held by Covered Persons4
REPORTING             2,393,910 Other Shares held by Covered Persons 5
PERSON
WITH            ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER (See Item 6)
                      As to Voting Shares, less than 1%
                      As to Shared Ownership Shares, Sixty Day Shares and
                      Other Shares, 0

                ---------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER (See Item 6):
                      As to Voting Shares, 0
                      As to Shared Ownership Shares, less than 0.01%
                      As to Sixty Day Shares and Other Shares, less than 1%.

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,590,661
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [_]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.45%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting Entities that are trusts

-------------------------------------------------------------------------------

--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 232,690 shares of Common Stock held by 17 private charitable foundations established by 17 Covered Persons; (ii) 2,158,061 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 3,159 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                                                         UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
William D. Anderson, Jr.
Dalinc Ariburnu                                                     UK/Turkey
Philip S. Armstrong                                                    UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Vivek J. Bantwal
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Stacy Bash-Polley
Gareth W. Bater                                                        UK
Jonathan A. Beinner
Heather Bellini
Tracey E. Benford
Philip R. Berlinski                                                 Belgium/
                                                                       USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                                                        UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Vivek Bohra
Stefan R. Bollinger                                                Switzerland
Brian W. Bolster
Johannes M. Boomaars                                                   The
                                                                   Netherlands
Robert D. Boroujerdi
Jill A. Borst
Alison L. Bott                                                         UK
Sally A. Boyle                                                         UK
Christoph M. Brand                                                   Germany
Michael J. Brandmeyer
Jason H. Brauth
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Steven M. Bunson
Mary D. Byron
Richard M. Campbell-Breeden                                            UK
Philippe L. Camu                                                     Belgium
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Stuart A. Cash                                                         UK
Donald J. Casturo
Sonjoy Chatterjee                                                     India
R. Martin Chavez
Alex S. Chi
Andrew A. Chisholm                                                   Canada
David Chou                                                             UK
Thalia Chryssikou                                                    Greece
Kent A. Clark                                                        Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                                                         South
                                                                     Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                                                  Ireland/
                                                                       USA
Karen R. Cook                                                          UK
Edith W. Cooper
Kenneth W. Coquillette
Richard N. Cormack                                                     UK
Thomas W. Cornacchia
E. Gerald Corrigan
Cyril Cottu                                                          France
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                                                   Australia
John F. Daly
John S. Daly                                                         Ireland
Anne Marie B. Darling
David H. Dase
Francois-Xavier de Mallmann                                          France/
                                                                   Switzerland
Daniel L. Dees
Mark F. Dehnert
James Del Favero                                                    Australia
Massimo Della Ragione                                                 Italy
Olaf Diaz-Pintado                                                     Spain
Alexander C. Dibelius                                                Germany
Joseph P. DiSabato
Michele I. Docharty
Thomas M. Dowling
Robert Drake-Brockman                                                  UK
Donald J. Duet
Alessandro Dusi                                                       Italy
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                                       France
Kenneth M. Eberts III

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
David P. Eisman
Jason H. Ekaireb                                                        UK
Charalampos Eliades                                                   Greece
Kathleen G. Elsesser
Edward A. Emerson                                                  Argentina/UK
Peter C. Enns                                                         Canada
Christopher H. Eoyang
James P. Esposito
Michael P. Esposito
Antonio F. Esteves                                                   Portugal
Carl Faker                                                           France/
                                                                     Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Wolfgang Fink                                                        Germany
Samuel W. Finkelstein
Peter E. Finn
David A. Fishman
Elisabeth Fontenelli
Colleen A. Foster
Sheara J. Fredman
Matthew T. Fremont-Smith
Christopher G. French                                                   UK
Richard A. Friedman
Jacques Gabillon                                                      France
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                                                         India
Gonzalo R. Garcia                                                     Chile
James R. Garman                                                         UK
Francesco U. Garzarelli                                               Italy
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Nick V. Giovanni
Justin G. Gmelich
Richard J. Gnodde                                                    Ireland/
                                                                      South
                                                                      Africa
Jeffrey B. Goldenberg
Andrew M. Gordon
Michael J. Graziano
Michael J. Grimaldi
Bradley J. Gross                                                      UK/USA
Peter Gross
Celeste A. Guth
Anthony Gutman                                                        UK/USA
Elizabeth M. Hammack
Jan Hatzius                                                          Germany
Keith L. Hayes                                                          UK
Michael L. Hensch
Martin Hintze                                                        Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                                                         UK
Dane E. Holmes
Philip Holzer                                                        Germany
Ning Hong                                                             China
Ericka T. Horan
Shin Horie                                                            Japan
Russell W. Horwitz
James P. Houghton                                                       UK
Ronald Hua                                                           Taiwan/
                                                                       USA
Paul J. Huchro
Ming Yunn Stephanie Hui                                              UK/Hong
                                                                       Kong
Hidehiro Imatsu                                                       Japan
Timothy J. Ingrassia
William L. Jacob III
Christian W. Johnston                                               Australia
Andrew J. Jonas
Adrian M. Jones                                                      Ireland
Eric S. Jordan
Roy R. Joseph                                                         Guyana
Pierre-Emmanuel Y. Juillard                                           France
Andrew J. Kaiser
Vijay M. Karnani                                                      India
James C. Katzman
Alan S. Kava
Christopher Keogh
John J. Kim
Peter Kimpel                                                         Germany
Robert C. King, Jr.
Hideki Kinuhata                                                       Japan
Shigeki Kiritani                                                      Japan
Marie Louise Kirk                                                    Denmark
Michael E. Koester
Lee Guan Kelvin Koh                                                 Singapore
J. Christopher A. Kojima                                             Canada/
                                                                       USA
Adam M. Korn
David J. Kostin
Jorg H. Kukies                                                       Germany
Eric S. Lane
Andre Laport Ribeiro                                                  Brazil
Hugh J. Lawson
Scott L. Lebovitz
Brian J. Lee

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
George C. Lee
Ronald Lee
David A. Lehman
Tim Leissner                                                         Brazil/
                                                                     Germany
Todd W. Leland
Laurent Lellouche                                                    France
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                                                    France
John R. Levene                                                         UK
Brian T. Levine
Jack Levy
Gwen R. Libstag
Ryan D. Limaye
Luca M. Lombardi                                                      Italy
Victor M. Lopez-Balboa
David B. Ludwig
Peter J. Lyon
Paula B. Madoff
John A. Mahoney
Puneet Malhi                                                           UK
Raghav Maliah                                                         India
Matthew F. Mallgrave
John V. Mallory
David M. Marcinek
Alison J. Mass
Robert A. Mass
Kathy M. Matsui
Joseph S. Mauro
Alastair J.C. Maxwell                                                  UK
John J. McCabe
Matthew B. McClure                                                     UK
Dermot W. McDonogh                                                   Ireland
Charles M. McGarraugh
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Richard P. McNeil                                                    Jamaica
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Xavier C. Menguy                                                     France
Anthony J. Miller                                                   Australia
Michael J. Millette
Milton R. Millman III
Christopher Milner                                                     UK
Christina P. Minnis
Peeyush Misra                                                         India
Bryan P. Mix
Masanori Mochida                                                      Japan
Timothy H. Moe                                                       Ireland
Philip J. Moffitt                                                   Australia
Atosa Moini                                                           Iran
Ricardo Mora
J. Ronald Morgan III
Simon P. Morris                                                        UK
Thomas C. Morrow
Sharmin Mossavar-Rahmani                                               UK
Takashi Murata                                                        Japan
Arjun N. Murti
Alice Jane Murphy
Marc O. Nachmann
Ezra Nahum                                                           France/
                                                                       USA
Amol S. Naik                                                         India/
                                                                       USA
Jyothsna Natauri
Una M. Neary
Jeffrey P. Nedelman
Anthony Noto
Gavin G. O'Connor
Gregory G. Olafson                                                   Canada
Brett A. Olsher                                                      UK/USA
Timothy J. O'Neill
Lisa Opoku
Peter C. Oppenheimer                                                   UK
Nigel M. O'Sullivan                                                    UK
Gerald B. Ouderkirk III
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos                                        Greece
James R. Paradise                                                      UK
Francesco Pascuzzi                                                    Italy
Anthony W. Pasquariello
Sheila H. Patel
Nirubhan Pathmanabhan                                                  UK
Jonathan Mark Penkin                                                   UK/
                                                                      South
                                                                     Africa
David B. Philip
Richard Phillips                                                    Australia
Stephen R. Pierce
Hugh R. Pill                                                           UK
Michelle H. Pinggera                                                   UK
Kenneth A. Pontarelli
Ellen R. Porges
Dmitri Potishko                                                     Australia
Dina Powell
Gilberto Pozzi                                                        Italy
Lorin P. Radtke
John J. Rafter                                                       Ireland

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Sumit Rajpal
Richard N. Ramsden                                                     UK
Sara E. Recktenwald
Andrew K. Rennie                                                   Australia/
                                                                       UK
James H. Reynolds                                                    France
Sean D. Rice
Kate D. Richdale                                                       UK
Michael J. Richman
Francois J. Rigou                                                    France
Stuart Riley                                                           UK
Michael Rimland
Lora J. Robertson
Elizabeth E. Robinson
Scott M. Rofey
John F. W. Rogers
Scott A. Romanoff
Johannes Rombouts                                                  Netherlands
Michael E. Ronen                                                    Germany/
                                                                     Israel
Simon A. Rothery                                                    Australia
Jami Rubin
Peter C. Russell
Paul M. Russo
Katsunori Sago                                                        Japan
Ankur A. Sahu                                                         India
Guy E. Saidenberg                                                    France
Pablo J. Salame                                                      Ecuador
Julian Salisbury                                                       UK
Yann Samuelides                                                      France
Luke A. Sarsfield III
Marcus Schenck                                                       Germany
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Joshua S. Schiffrin
Jeffrey W. Schroeder
Harvey M. Schwartz
Mark Schwartz
David A. Schwimmer
Stephen B. Scobie                                                      UK
John A. Sebastian
Peter A. Seccia
Peter D. Selman                                                        UK
Gaurav Seth                                                           India
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich
Lisa M. Shalett
Heather K. Shemilt                                                   Canada
Michael S. Sherwood                                                    UK
Michael H. Siegel
Suhail A. Sikhtian
Gavin Simms                                                            UK
Michael L. Simpson
Marshall Smith
Michael Smith                                                       Australia
Sarah E. Smith                                                         UK
David M. Solomon
Mark R. Sorrell                                                        UK
Theodore T. Sotir
Christoph W. Stanger                                                 Austria
Esta E. Stecher
Laurence Stein                                                        South
                                                                   Africa/USA
Carl Stern
John D. Storey                                                      Australia
Steven H. Strongin
Joseph Struzziery III
Ram K. Sundaram                                                       India
Damian E. Sutcliffe                                                    UK
J. Richard Suth
Robert J. Sweeney
Michael S. Swell
Michael J. Swenson
Gene T. Sykes
Patrick Tassin de Nonneville                                         France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Ryan J. Thall
Klaus B. Toft                                                        Denmark
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                                                        Japan
Richard J. Tufft                                                       UK
Eiji Ueda                                                             Japan
Toshihiko Umetani                                                     Japan
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Christoph Vedral                                                     Germany
Andrea Vella                                                          Italy
Philip J. Venables                                                   UK/USA
Simone Verri                                                          Italy
Jeffrey L. Verschleiser
Robin A. Vince                                                       UK/USA
Andrea A. Vittorelli                                                  Italy
Alejandro Vollbrechthausen                                           Mexico
John E. Waldron

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Paul Walker
Theodore T. Wang
Alasdair J. Warren                                                      UK
Simon R. Watson                                                         UK
Toby C. Watson                                                          UK
John S. Weinberg
Martin M. Werner                                                      Mexico
Matthew Westerman                                                       UK
Elisha Wiesel
David D. Wildermuth
John S. Willian
Andrew F. Wilson                                                       New
                                                                     Zealand
Dominic A. Wilson                                                       UK
Steve Windsor                                                           UK
Martin Wiwen-Nilsson                                                  Sweden
Andrew E. Wolff
Kent J. Wosepka
Denise A. Wyllie                                                        UK
Yoshihiko Yano                                                        Japan
Shinichi Yokote                                                       Japan
W. Thomas York, Jr.
Wassim G. Younan                                                    Lebanon/UK
Paul M. Young
Paolo Zannoni                                                         Italy
Xing Zhang                                                            China
Han Song Zhu                                                          China

Reporting Entities

ITEM 1                                                   ITEM 6             Name of Establishing
Name of Entity                    Type of Entity  Place of Organization        Covered Person
--------------                    --------------  ---------------------  ----------------------------
Anahue Limited                     Corporation           Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement      Trust                UK            Richard M. Campbell-Breeden
Drayton 2004 Settlement               Trust                UK                   Karen R. Cook
French 2004 Settlement                Trust                UK               Christopher G. French
RJG Holding Company                Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement              Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement             Trust                UK                 Matthew Westerman

   This Amendment No. 86 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 86 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. Security and Issuer

   This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. Identity and Background

   (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

   Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

   Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

   (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

   The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. Purpose of Transactions

   The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

   Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer

   (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

   (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

   (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding May 29, 2014.

   (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

   The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

   The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

   Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

   For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered
Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

   The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,157,590 shares of Common Stock are subject to the Transfer Restrictions as of May 29, 2014.

   In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

   In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

   Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

   The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

   The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

   Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

   The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

   Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

   In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD

Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

   Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                          Convictions or         Beneficial
                                                                           Violations of      Ownership of the
                                                                          Federal or State    Common Stock of
                                                                          Laws within the       The Goldman
Name                Citizenship   Business Address    Present Employment  Last Five Years     Sachs Group, Inc.
----                -----------  -------------------- ------------------- ----------------  ----------------------
Steven M. Bunson       USA       200 West Street      Managing Director,       None         Less than 1% of the
                                 New York, NY         The Goldman Sachs                     outstanding shares of
                                 10282                Group, Inc.                           Common Stock.

Michael H.             UK        26 New Street,       Partner,                 None         None
Richardson                       St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

Anthony J. Dessain     UK        26 New Street,       Partner,                 None         None
                                 St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

                                                                        ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

One Covered Person is party to a sales plan intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which the Covered Person may in the future sell up to 9,936 Covered Shares and exercise up to 91,285 Options.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 17,777,461 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. In addition, on or around July 17, 2014 and July 28, 2014, an aggregate of 364,834 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of May 29, 2014. Upon exercise of stock options or delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                           Price Per Share
Covered Person                             Trade Date    Number of Shares      (in $)
--------------                           --------------- ----------------  ---------------
Mary D. Byron........................... April 21, 2014         136           157.9000
Christopher A. Cole..................... April 21, 2014       1,650           157.4430
Christopher A. Cole*.................... April 21, 2014       1,000           157.5301
Dane E. Holmes.......................... April 21, 2014       2,774           156.4938
Kent J. Wosepka......................... April 21, 2014       2,697           157.5862
Christopher A. Cole*.................... April 23, 2014       1,000           160.2600
Richard M. Campbell-Breeden............. April 24, 2014       8,500           161.0200
Stephan J. Feldgoise.................... April 24, 2014         403           161.8050
John J. McCabe.......................... April 25, 2014          45           160.4000
Nick V. Giovanni........................ April 29, 2014         366           157.9973
Justin G. Gmelich....................... April 29, 2014       3,197           157.8182
Lisa Busumbru...........................    May 1, 2014         699           160.3329
David H. Dase...........................    May 1, 2014         208           160.4300
David H. Dase...........................    May 1, 2014         230           160.4400
David H. Dase...........................    May 1, 2014         200           160.4500
Jami Rubin..............................    May 1, 2014       4,601           160.1986
Charles F. Adams*.......................    May 2, 2014           5           160.5200
Douglas L. Feagin.......................    May 6, 2014         910           154.8794
Carl Faker..............................   May 12, 2014       3,613           158.1432
Steven M. Barry.........................   May 13, 2014         134           160.4075
David H. Dase...........................   May 13, 2014         100           159.6500
David H. Dase...........................   May 13, 2014         200           159.6600
David H. Dase...........................   May 13, 2014         327           159.7150
Matthew T. Fremont-Smith................   May 13, 2014       1,416           160.2466
Peter C. Oppenheimer....................   May 13, 2014         758           160.6153
Lorin P. Radtke.........................   May 13, 2014       2,570           160.1518
Heather Bellini.........................   May 14, 2014       4,104           160.6285
David H. Dase...........................   May 14, 2014         360           160.2000
Isabelle Ealet..........................   May 14, 2014       1,000           160.0000
Douglas L. Feagin.......................   May 14, 2014       2,000           160.5484
Scott M. Rofey..........................   May 14, 2014         100           159.9100
Scott M. Rofey..........................   May 14, 2014         200           159.9200
Scott M. Rofey..........................   May 14, 2014         100           159.9300
Scott M. Rofey..........................   May 14, 2014         100           159.9400
Christopher H. Eoyang...................   May 19, 2014       2,000           157.2396
Steven K. Barg..........................   May 20, 2014       2,589           156.5477
Michele I. Docharty.....................   May 20, 2014         800           155.6100
Michele I. Docharty.....................   May 20, 2014         500           155.6200
Michele I. Docharty.....................   May 20, 2014         200           155.6300
Michele I. Docharty.....................   May 20, 2014         100           155.6400
Michele I. Docharty.....................   May 20, 2014         400           155.6600
Isabelle Ealet..........................   May 21, 2014       1,000           159.0000

                                                                          Price Per Share
Covered Person                            Trade Date    Number of Shares      (in $)
--------------                           -------------- ----------------  ---------------
Teresa Teague...........................  May 21, 2014         273           159.4628
Richard J. Tufft........................  May 21, 2014       4,182           159.5844
Adam M. Korn............................  May 22, 2014       1,812           160.0539
Peter J. Lyon...........................  May 22, 2014       1,788           160.0000
Peter C. Oppenheimer....................  May 22, 2014         500           160.0000
Matthew C. Westerman....................  May 22, 2014       7,802           160.0199
Michele I. Docharty.....................  May 23, 2014         100           159.9700
Michele I. Docharty.....................  May 23, 2014         497           159.9800
Michele I. Docharty.....................  May 23, 2014         100           159.9900
Michele I. Docharty.....................  May 23, 2014         500           160.0000
Michele I. Docharty.....................  May 23, 2014         100           160.0100
Michele I. Docharty.....................  May 23, 2014         103           160.0300
Michele I. Docharty.....................  May 23, 2014         100           160.0400
Pablo J. Salame.........................  May 23, 2014      10,000           160.2610
Gareth W. Bater.........................  May 27, 2014       1,485           160.9800
Christopher A. Cole*....................  May 27, 2014       1,000           162.5000
Christopher A. Cole*....................  May 27, 2014       1,300           163.0000
Isabelle Ealet..........................  May 27, 2014       1,000           162.0100
Isabelle Ealet..........................  May 27, 2014       1,000           162.1410
Isabelle Ealet..........................  May 27, 2014       1,000           162.1775
Isabelle Ealet..........................  May 27, 2014       1,000           162.5000
Isabelle Ealet..........................  May 27, 2014       1,000           163.0000
Antonio F. Esteves......................  May 27, 2014      13,861           160.9800
Atosa Moini.............................  May 27, 2014         569           161.0000
Peter C. Oppenheimer....................  May 27, 2014         500           161.0000
Peter C. Oppenheimer....................  May 27, 2014       1,000           162.0000
James H. Reynolds.......................  May 27, 2014         500           162.4150
Scott M. Rofey..........................  May 27, 2014         300           162.0300
Scott M. Rofey..........................  May 27, 2014         100           162.0500
Scott M. Rofey..........................  May 27, 2014         100           162.0600
Michael E. Ronen........................  May 27, 2014         109           162.5700
Michael E. Ronen........................  May 27, 2014          76           162.5800
Damian E. Sutcliffe.....................  May 27, 2014         186           161.8300
Kent A. Clark...........................  May 28, 2014       2,220           160.9042
Lee Guan Kelvin Koh.....................  May 28, 2014       2,562           161.5000
Kathy M. Koll...........................  May 28, 2014       1,346           161.0325
Michael J. Swenson......................  May 28, 2014       1,000           161.2500
Kathy M. Koll...........................  May 29, 2014       1,346           160.7672

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The Covered Person listed below participates in the Common Stock fund of The Goldman Sachs 401(k) Plan. This Covered Person acquired interests in the Common Stock fund representing the number of Other Shares set forth below:

                                                                             Price Per Share
Covered Person                           Transaction Date  Number of Shares      (in $)
--------------                           ----------------  ----------------  ---------------
Vivek Bohra............................. April 30, 2014         1,073            159.82

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                Acquisition or
 Covered Person               Transfer Date   Number of Shares   Disposition
 --------------               --------------- ----------------  --------------
 Thomas G. Connolly.......... April 21, 2014         841         Disposition
 Laurent Lellouche........... April 22, 2014       2,974         Disposition
 Anthony H. Carpet........... April 28, 2014         800         Disposition
 Timothy J. Ingrassia........    May 2, 2014       2,203         Disposition
 John V. Mallory.............    May 8, 2014          84         Disposition
 Anthony H. Carpet...........   May 14, 2014         100         Disposition
 Abby Joseph Cohen...........   May 14, 2014         360         Disposition
 Robert A. Berry.............   May 20, 2014       1,593         Disposition
 Roy R. Joseph...............   May 21, 2014         178         Disposition
 Lloyd C. Blankfein..........   May 22, 2014         630         Disposition
 Timothy J. Ingrassia........   May 23, 2014       1,875         Disposition
 Anthony H. Carpet...........   May 29, 2014         100         Disposition
 Jeffrey B. Goldenberg.......   May 29, 2014       3,100         Disposition
 John V. Mallory.............   May 29, 2014         100         Disposition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                                            Strike  Number of   Sales    Number of
                                                 Number of  Price    Shares     Price     Shares
Covered Person                 Date of Exercise  Options    (in $)  Withheld    (in $)     Sold
--------------                 ----------------  ---------  ------- ---------  --------- ---------
Christopher A. Cole........... April 21, 2014      5,000    131.64        0    157.2589    5,000
Mary D. Byron................. April 22, 2014      4,858     78.78    3,550    159.6204    1,308
Christopher A. Cole........... April 23, 2014      2,500    131.64        0    160.2600    2,500
Sean J. Gallagher............. April 23, 2014     10,000     78.78    7,752    160.2542    2,248
Justin G. Gmelich............. April 23, 2014     50,000     78.78   37,674    160.2542   12,326
Andrew M. Gordon.............. April 24, 2014      3,000     78.78    2,270    161.2436      730
Andrew M. Gordon.............. April 25, 2014      3,000     78.78    2,268    158.6352      732
Celeste A. Guth............... April 25, 2014     10,000     78.78    7,746    158.6352    2,254
Shigeki Kiritani.............. April 25, 2014     21,821     78.78   15,235    158.6352    6,586
Mary D. Byron................. April 29, 2014      4,858     78.78    3,560    157.8511    1,298
George C. Lee II..............    May 2, 2014     24,000     78.78   18,143    159.7487    5,857
John J. McCabe................    May 2, 2014      5,000     78.78    3,769    159.7487    1,231
Denise A. Wyllie..............    May 2, 2014     12,000     78.78    8,765    159.7487    3,235
Mary D. Byron.................    May 6, 2014      4,858     78.78    3,562    154.7502    1,296
Kenneth L. Hirsch.............    May 8, 2014     24,000     78.78   18,334    157.1344    5,666
Mary D. Byron.................   May 13, 2014      4,858     78.78    3,536    160.2803    1,322
John J. McCabe................   May 13, 2014      5,000     78.78    3,775    160.2803    1,225
J. Ronald Morgan III..........   May 13, 2014      6,364     78.78    4,804    160.2803    1,560
Jeffrey P. Nedelman...........   May 13, 2014      9,300     78.78    7,221    160.2803    2,079
Steven M. Barry...............   May 14, 2014     12,000     78.78    9,045    159.8169    2,955
Stuart N. Bernstein...........   May 14, 2014      2,000     78.78    1,509    159.8169      491
Stephan J. Feldgoise..........   May 14, 2014     19,060     78.78   14,367    159.8169    4,693
Matthew T. Fremont-Smith......   May 14, 2014      9,712     78.78    6,730    159.8169    2,982
J. Ronald Morgan III..........   May 14, 2014      6,360     78.78    4,794    159.8169    1,566
James R. Paradise.............   May 14, 2014      5,000     78.78    3,653    159.8169    1,347

                                                            Strike  Number of   Sales    Number of
                                                 Number of  Price    Shares     Price     Shares
Covered Person                 Date of Exercise  Options    (in $)  Withheld    (in $)     Sold
--------------                 ----------------  ---------  ------- ---------  --------- ---------
Paula B. Madoff...............  May 15, 2014       5,000     78.78    3,883    156.6634    1,117
Eiji Ueda.....................  May 15, 2014      15,000     78.78    8,961    156.6634    6,039
Andrew M. Gordon..............  May 20, 2014       2,500     78.78    1,902    156.3178      598
Douglas L. Feagin.............  May 22, 2014      10,000     78.78    7,395    159.9134    2,605
Andrew M. Gordon..............  May 22, 2014       2,500     78.78    1,895    159.9134      605
Peter J. Lyon.................  May 23, 2014      47,113     78.78   34,946    160.0319   12,167
Peter D. Selman...............  May 23, 2014      43,878     78.78   31,639    160.0319   12,239
Stuart N. Bernstein...........  May 27, 2014       1,000     78.78      755    162.1697      245
Christopher A. Cole...........  May 27, 2014       2,500    131.64        0    162.5000    2,500
Christopher A. Cole...........  May 27, 2014       2,000    131.64        0    162.8401    2,000
Sean J. Gallagher.............  May 27, 2014      34,364     78.78   26,651    162.1697    7,713
Paula B. Madoff...............  May 27, 2014       5,000     78.78    3,878    162.1697    1,122
Jeffrey P. Nedelman...........  May 27, 2014       8,400     78.78    6,515    162.1697    1,885
Paul M. Russo.................  May 27, 2014      20,000     78.78   15,512    162.1697    4,488
Peter D. Selman...............  May 27, 2014      40,000     78.78   28,822    162.1697   11,178
Stuart N. Bernstein...........  May 28, 2014       1,000     78.78      754    160.7729      246
Donald J. Duet................  May 28, 2014      13,000     78.78   10,064    160.7729    2,936
Andrew M. Gordon..............  May 28, 2014       2,685     78.78    2,028    160.7729      657
J. Ronald Morgan III..........  May 28, 2014       6,300     78.78    4,740    160.7729    1,560
Paul M. Russo.................  May 28, 2014      10,000     78.78    7,741    160.7729    2,259
Peter D. Selman...............  May 28, 2014      40,000     78.78   28,752    160.7729   11,248
Alasdair J. Warren............  May 28, 2014       2,500     78.78    1,222    160.7729    1,278
William J. Conley Jr..........  May 29, 2014      20,000     78.78   15,048    160.7086    4,952
Donald J. Duet................  May 29, 2014      13,000     78.78   10,064    160.7086    2,936
Kenneth L. Hirsch.............  May 29, 2014      23,113     78.78   17,460    160.7086    5,653
William L. Jacob III..........  May 29, 2014       6,500     78.78    5,032    160.7086    1,468
Kathy M. Koll.................  May 29, 2014      11,132     78.78    5,441    160.7086    5,691
James R. Paradise.............  May 29, 2014       5,000     78.78    3,646    160.7086    1,354
Paul M. Russo.................  May 29, 2014      10,000     78.78    7,742    160.7086    2,258
David M. Solomon..............  May 29, 2014      42,000     78.78   32,514    160.7086    9,486
Frederick Towfigh.............  May 29, 2014       4,445     78.78    2,413    160.7086    2,032

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                          Instrument and  Number of  Strike Price
Covered Person              Position       Shares      (in $)       Maturity Date
--------------            --------------  ---------  ------------  -----------------
Jason H. Brauth.......... Call Written      2,100        160          July 19, 2014
Gwen R. Libstag.......... Call Written      4,200        180          July 19, 2014
Gwen R. Libstag*......... Call Written     26,400        175          July 19, 2014
Gwen R. Libstag*......... Call Written     20,700        180          July 19, 2014
Gwen R. Libstag.......... Call Written      5,100        180          July 19, 2014
Sanjeev K. Mehra......... Call Written      3,800        170          July 19, 2014
Ricardo Mora............. Call Written      5,000        165          July 19, 2014
Kenneth A. Pontarelli.... Call Written      1,000        165          July 19, 2014
Guy E. Saidenberg........ Call Written     29,000        200          July 19, 2014
Bradley J. Gross......... Call Written      2,000        180       October 18, 2014
Ming Yunn Stephanie Hui*. Call Written      8,000        175       October 18, 2014
Raghav Maliah............ Call Written      8,500        175       October 18, 2014
Jason H. Brauth.......... Call Written      2,100        160       January 17, 2015
John S. Daly............. Call Written      5,000        170       January 17, 2015
Ming Yunn Stephanie Hui*. Call Written     10,000        185       January 17, 2015
Scott A. Romanoff........ Call Written        800        165       January 17, 2015

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2014


                                          By:     /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).